Filed pursuant to 424(b)(3)

Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 6D DATED DECEMBER 2, 2010
TO THE PROSPECTUS DATED APRIL 29, 2010

This Supplement No. 6D supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated April 29, 2010, Supplement No. 4 dated July 23, 2010, Supplement No. 5 dated August 16, 2010, Supplement No. 6 dated September 23, 2010, Supplement No. 6B dated November 4, 2010, and Supplement No. 6C dated November 17, 2010. Unless otherwise defined in this Supplement No. 6D, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose the following:

•                  our acquisition of a four-building, Class A industrial property in San Bernardino, California and related financing; and

•                  our appointment of a new Chief Financial Officer and Principal Accounting Officer.

Acquisition and Financing of the Interchange Business Center

On November 23, 2010, we, through a joint venture formed between our indirect wholly owned subsidiary, and CT Interchange, LLC (“CT Interchange”), an unaffiliated third party, (the “Interchange Joint Venture”) acquired a four-building, Class A industrial property (the “Interchange Business Center”) located in San Bernardino, California from an unaffiliated third party.  The purchase price for the Interchange Business Center, excluding closing costs, was $30 million.  We funded our portion of the purchase price with proceeds from a loan from an unaffiliated lender and proceeds from this offering.

We own an 80% interest in the Interchange Joint Venture and CT Interchange owns the remaining 20% interest and a promoted interest after our receipt of a preferred return based on our capital contribution. CT Interchange is the managing member of the joint venture and has the authority to conduct the business and affairs of the joint venture subject to our approval of all major decisions. At any time after a two-year lock-out period, or upon the occurrence of an event of default with respect to the joint venture agreement, either member of the joint venture may initiate buy/sell procedures with respect to their ownership interests in the joint venture.

The Interchange Business Center contains an aggregate of approximately 802,000 rentable square feet and is situated on an approximate 41.1-acre parcel of land.  As of November 18, 2010, the Interchange Business Center was approximately 29% leased to two tenants:  FTDI Supply Chain Management (12%) and Genco (17%).  The aggregate annualized base rent as of November 18, 2010, calculated annualizing the current, in-place monthly base rent for the leases, was approximately $71,000.  The weighted-average remaining lease term for the tenants was approximately 3.2 years.

We believe that the Interchange Business Center is suitable for its intended purpose and adequately covered by insurance.  Based on its current condition, we do not believe it will be necessary to make significant renovations to the Interchange Business Center.  The Interchange Business Center is located in a submarket where there are a number of comparable properties that might compete with it.

In connection with the acquisition of the Interchange Business Center, on November 23, 2010, the Interchange Joint Venture entered a loan agreement with an unaffiliated third party, to borrow $21.5 million (the “Interchange Loan”). The initial advance under the Interchange Loan was $18.1 million. The Interchange Loan bears interest at one-month LIBOR plus 5.0%, provided that in no event shall LIBOR be less than 2.5%.  As required by the loan agreement, the Interchange Joint Venture has entered into an interest rate protection agreement that caps LIBOR at 3.5% for the entire term of the loan.  Monthly payments are interest-only with the entire principal and any accrued and unpaid interest due at maturity.  The maturity date is December 1, 2013, which may be extended until December 1, 2014.  The loan may be prepaid in whole or in part with the payment of a fee in the amount 1.5% of the amount being prepaid.  The Interchange Loan is secured by a first mortgage lien on the assets of the Interchange Business Center, including the land, fixtures, improvements, leases, rents, and reserves.

Management

Executive Officers and Directors

The following information supplements, supersedes, and replaces, as necessary the information contained in the “Management — Executive Officers and Directors” section of the prospectus:

Our board of directors appointed Kymberlyn Janney as our Chief Financial Officer and Treasurer effective as of November 22, 2010.  In connection with Ms. Janney’s appointment, Gary S. Bresky resigned as our Chief Financial Officer and Treasurer effective as of November 22, 2010.  Mr. Bresky will remain as our Executive Vice President; however, his resignation will allow him more time to focus on his responsibilities as Chief Financial Officer of our sponsor, and other Behringer Harvard initiatives.  In addition, as of November 22, 2010, Ms. Janney will serve as our principal accounting officer following Bryan A. Sinclair’s departure as our principal accounting officer on November 22, 2010.

In addition to serving as our Chief Financial Officer and Treasurer, as of November 23, 2010, Ms. Janney is also Chief Financial Officer and Treasurer of Behringer Harvard Opportunity REIT I, Inc. (“Opportunity REIT I”), another Behringer Harvard sponsored program.  She has served as the Senior Vice President — Financial Administration of our advisor and Opportunity REIT I’s advisor since July 2010.  Ms. Janney has over 25 years of experience in commercial real estate related accounting and financial activities, including over 20 years of management-level experience.  Prior to joining Behringer Harvard, from October 2009 until July 2010, Ms. Janney served as a consultant for Meridian Realty Advisors, a full service real estate management and advisory company focused on senior living and healthcare related real estate investment opportunities.  From February 2007 to September 2009, Ms. Janney was Executive Vice President and Chief Financial Officer for Direct Development, where she was responsible for accounting and reporting systems, internal controls and policies and procedures for the commercial retail development company, brokerage company and related project entities.  From October 2004 to January 2007, Ms. Janney was Managing Director and Chief Financial Officer of Hawkeye Partners, LP, a start-up real estate private equity fund.  From December 1994 to October 2004, Ms. Janney was with the Hampstead Group, a privately held real estate investment company, where she served as Controller from 1994 to 1999 and as Chief Financial Officer from 2000 to 2004.  Ms. Janney received a Bachelor of Business Administration degree from Baylor University.  Ms. Janney is a Certified Public Accountant in the State of Texas.  Ms. Janney is 48 years old.